Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 7, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION (202.772.9361)

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Scott Anderegg

Re:                             Amendment No. 2 to Registration Statement on Form S-l
Filed September 17, 2010
File No. 333-168855
Amendment No. 2 to Registration Statement on Form S-l
Filed September 27, 2010
File No. 333-168856

Ladies and Gentlemen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments received on October 4, 2010 from the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168855 ) (the “Equity Amendment No. 2”) filed with the Commission on September 17, 2010 and Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-168856) (the “Debenture Amendment No. 2” and together with the Equity Amendment No. 2, the “Amendments No. 2”) filed with the Commission on September 27, 2010. The Company is concurrently filing Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-168855) (the “Equity Amendment No. 3”) and Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-168856) (the “Debenture Amendment No. 3” and together with the Equity Amendment No. 3, the “Amendments No. 3”), which include changes to reflect responses to the Staff’s comments.  The Company will separately deliver to you copies of the Amendments No. 3, marked to show changes from the Amendments No. 2.

In addition, set forth below are the Company’s responses to your comment letter. For your convenience, we have reproduced herein each of your numbered comments in bold font before the Company’s response thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendments No. 2, and page references in the responses refer to the Amendments No. 3.

Registration Statement on Form S-l, File No. 333-168855

Financial Statement, page F-1

Atlantic Power Corp. Annual Financial Statements, page F-l

Consolidated Statements of Operations, page F -4

1.                                       We reviewed your responses to comments seven and 14 in our letter dated September 13, 2010. Please revise your annual and interim footnote disclosures to include a reconciliation of the numerators and denominators of the basic and diluted per-share computations. Refer to FASB ASC 260-10-50-1 and 260-10-55-52. We are particularly interested to see the reconciliation as it relates to the year ended December 31, 2008 as the current disclosure is unclear in terms of how the numerator is adjusted for interest charges applicable to the convertible debt.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosures on pages F-34 and F-59 of the Amendments No. 3.

Atlantic Power Corp. Quarterly Financial Statements, page F-39

Notes to Consolidated Financial Statements, page F-42

2.                                       We reviewed your response to comment 15 in our letter dated September 13, 2010. We believe you should evaluate whether disclosures are required in the interim period based on the equity investees’ significance to the year-to-date interim period, in lieu of evaluating significance based on the most recently completed fiscal year. Thus please reconsider the need for summarized interim income statement information for each unconsolidated subsidiary or group of unconsolidated subsidiaries. Refer to Rule 10-01(b)(1) of Regulation S-X.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure on page F-64 of the Amendments No. 3.

Registration Statement on Form S-l, File No. 333-168856

3.                                       Please address the applicable comments above in this filing.

Response:  As noted in our responses above, we have made all applicable changes and revisions in both Amendments No. 3.

* * * * *

We are forwarding a courtesy package to you.  The courtesy package includes this letter and marked and unmarked copies of the Amendments No. 3. The marked copies show changes from the Amendments No. 2.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the Amendments No. 3, please contact me at 617.570.1760.

Very truly yours,

/s/ Yoel Kranz

Yoel Kranz, Esq.
Goodwin Procter LLP

cc:	Patrick Welch, Atlantic Power Corporation
Laura Hodges Taylor, Esq., Goodwin Procter LLP